Paul, Hastings, Janofsky & Walker LLP

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San Francisco, CA 94105-3441

telephone (415) 856-7000

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www.paulhastings.com

April 30, 2009

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GE Funds – Comment Responses to Post-Effective Amendment No. 51 (File Nos. 33-51308 and 811-7142)

Ladies and Gentlemen:

On behalf of the GE Funds (the “Registrant”), we hereby respond to the oral comments provided by Ms. Laura E. Hatch of the Commission’s staff on March 25, 2009 with respect to the Registrant’s Post-Effective Amendment No. 51 filed on February 27, 2009.

Those comments are repeated below and organized in the same fashion as presented by Ms. Hatch.

1.	Comment: The investment objective for the GE Core Value Equity Fund includes “future income” and the investment objective of the GE Premier Growth Equity Fund includes “future income rather than current income.” The prospectus does not explain what is meant by future income, or how it may differ from current income. Please disclose what is meant by future income.

Response: Comment accepted. The disclosure with respect to both funds will explain that the portfolio managers of those funds also consider investments in companies that have the potential to pay dividends in the future.

2.	Comment: With respect to the GE Global Equity Fund, please disclose the portion (or the relevant range) of the Fund’s assets invested in U.S. companies, and the portion of the Morgan Stanley Capital International World Index represented by U.S. companies.

Response: Comment accepted. The portion of the index represented by U.S. companies will vary, as will capitalization ranges and other characteristics. The Fund will disclose in the prospectus the portion of the index represented by U.S. companies as of a recent date before each prospectus update. For example, U.S. companies represented about 49.5% of that index as of December 31, 2008. The prospectus will also caution investors that U.S. companies in the Fund’s portfolio may vary materially from that level. For example, the Fund’s investments in U.S. companies were approximately 46% as of that same date. In addition, the Registrant will provide regularly updated information about the Fund’s country weightings on its website, as it currently does.

Securities and Exchange Commission

April 30, 2009

3.	Comment: Please confirm that footnotes 1-3 appearing on page 34 appear at the end of the table related to shareholders’ fees, rather than in the middle, or appear so that the two parts of the table are on facing pages with all footnotes below the complete table appearing in those facing pages.

Response: Comment accepted. The printed version of the prospectus has both parts of the table on facing pages so that it appears as a single table (the table does not fit on a single printed page). All footnotes appear at the bottom of the table.

4.	Comment: On page 18 of the Statement of Additional Information under “Real Estate and Real Estate Related Investments,” please explain further what form of investment would be made by the GE Total Return Fund to the extent it invests “directly in real estate.” Please explain supplementally how any such direct investment in real estate would be consistent with fundamental investment restriction no. 7 on page 51 that prohibits certain types of direct real estate investments.

Response: A special meeting of shareholders of the GE Total Return Fund scheduled for April 17, 2009 will consider an amendment to that investment restriction no. 7 as it currently applies to that Fund, so that it would be amended to read as specified in new fundamental investment restriction no. 5 on page 55. The investment restrictions on page 51 (including no. 7 related to real estate) expressly would not apply to the GE Total Return Fund. The disclosure on page 18 about the GE Total Return Fund’s direct investments in real estate will add an explanation about the types of potential direct investments in real estate (typically a building or part of a building).

5.	Comment: On page 51 of the Statement of Additional Information, with respect the GE Money Market Fund, restriction no. 5 excludes securities issued by domestic banks from the limits on concentration of investments in any one industry. However, please disclose elsewhere in the Statement of Additional Information the type and nature of the various bank instruments in which that Fund intends to invest and the criteria used by that Fund in evaluating and selecting such investments, as required by SEC Rel. No. 9011 (Oct. 30, 1975).

Response: Comment accepted. The Registrant will add the requested disclosure to the Statement of Additional Information.

6.	Comment: On page 55 of the Statement of Additional Information, investment restriction no. 2 related to the GE Total Return Fund refers to the definition of concentration under the Investment Company Act of 1940, as amended. Please add disclosure to the Statement of Additional Information explaining what is meant by concentration for that purpose.

Response: Comment accepted. The Registration will add disclosure following the list of investment restrictions that the Commission’s staff currently views investments representing more than 25% of a fund’s total assets in an industry or group of industries to constitute concentration by that fund in that industry for purposes of requiring a recital of that concentration policy under Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended.

7.	Comment: On page 56 of the Statement of Additional Information, please correct the typographical error by adding the word “not” to investment restriction no. 7.

Securities and Exchange Commission

April 30, 2009

Response: Comment accepted. The change has been made.

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We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth
David A. Hearth for PAUL, HASTINGS, JANOFSKY & WALKER LLP cc: GE Asset Management Incorporated